Exhibit 12.1

CHIMERA INVESTMENT COMPANY

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends

          The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

		For the period November 21, 2007 (date operations commenced) through December 31, 2007	For the year ended December 31, 2008	For the three months ended March 31, 2009
		(dollars in thousands)
Net (loss) income before taxes		(2,901)	(119,797)	18,870
Add:	fixed charges (interest expense)	415	60,544	9,042
	preferred stock dividend	—	—	—
(Loss) income as adjusted		(2,486)	(59,253)	27,912
Fixed charges (interest expense) + preferred stock dividend		415	60,544	9,042
Ratio of (losses) income to combined fixed charges and preferred stock dividends		(5.99)	(0.98)	3.09